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SEC FILE NUMBER
001-09235

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Thor Industries, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

419 West Pike Street

Address of Principal Executive Office (Street and Number)
Jackson Center, Ohio 45334-0629

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date*; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

*	The timing of the filing of the Form 10-Q is addressed more fully in Part III of this Form 12b-25.
PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
On January 29, 2007, Thor Industries, Inc. (the “Registrant”) issued a press release announcing that the Audit Committee of the Board of Directors (the “Audit Committee”) initiated an independent investigation regarding certain accounting issues at the Registrant’s Dutchmen Manufacturing, Inc. operating subsidiary (“Dutchmen”), primarily involving inventory, accounts receivable, accounts payable, and cost of products sold. The Registrant promptly and voluntarily informed the SEC of the Audit Committee’s investigation, and has been responding to SEC staff requests for additional information in connection with the staff’s investigation. The Audit Committee, assisted by independent outside legal counsel and accounting experts, thoroughly investigated the accounting issues raised at Dutchmen. The Audit Committee and its advisors also reviewed the internal controls at Dutchmen and other subsidiaries.
On April 9, 2007, the Registrant announced that on April 4, 2007 the Board of Directors, acting upon the recommendation of the Audit Committee and management, concluded that the Registrant’s previously issued, consolidated financial statements relating to the fiscal years 2004, 2005 and 2006 and the three months ended October 31, 2006 contained in the Registrant’s filings with the SEC, including related reports of the Registrant’s independent, registered public accounting firm, Deloitte & Touche LLP, and press releases, should no longer be relied upon.
Upon completing their investigation, the Audit Committee’s independent advisors presented the findings and recommendations of the investigation to the Registrant’s Board of Directors on April 17, 2007 and April 30, 2007 and to the SEC staff on May 4, 2007. The Audit Committee’s investigation confirmed the Registrant’s determination that income before income taxes recorded by Dutchmen was overstated in the amount of approximately $26,000,000 in the aggregate from fiscal year 2004 to the second quarter of fiscal year 2007, as a result of misconduct by Dutchmen’s former Vice President of Finance, the senior financial officer of Dutchmen, by which he intentionally understated the cost of products sold. Dutchmen’s Vice President of Finance manipulated accounts reflecting inventory, accounts receivable, accounts payable, and cost of products sold, by entering and approving his own inaccurate journal entries as well as reconciling the related accounts, and prepared fraudulent supporting documentation, with the net effect of overstating Dutchmen’s income before income taxes by approximately $26,000,000 during the relevant period. The Audit Committee’s investigation found no evidence to conclude that anyone else, at Dutchmen or elsewhere in the Company, knew of or participated in this misconduct or that there was theft or misappropriation of company assets. The Audit Committee’s investigation also identified issues with respect to internal controls at Dutchmen, certain of the Registrant’s other operating subsidiaries, and the Registrant’s corporate finance and accounting office.
The Registrant has restated its previously issued financial statements as of July 31, 2006 and 2005, and for each of the years in the three-year period ended July 31, 2006, and the financial results in each of the quarterly periods in 2006 and 2005, and the financials statements as of and for the three months ended October 31, 2006. The restatement followed the Registrant’s evaluation, considering the results from the Audit Committee’s investigation, of accounting practices employed at Dutchmen during these periods.
The restated financial statements as of July 31, 2006 and 2005, and for each of the years in the three-year period ended July 31, 2006, and the financial results in each of the quarterly periods in 2006 and 2005, are reported in the Registrant’s Annual Report on Form 10-K/A filed on June 11, 2007. The restated financial statements as of and for the three months ended October 31, 2006 will be reported in the Registrant’s Quarterly Report on Form 10-Q/A which will be filed on or about June 12, 2007. The Registrant’s Quarterly Report on Form 10-Q for the six months ended January 31, 2007 will be filed as soon as reasonably practicable thereafter.
Because of the time demands on the Registrant’s corporate finance department with respect to the restated financial statements and the preparation of reports for prior periods, the Registrant was not able to timely file its quarterly report on Form 10-Q for the period ended April 30, 2007 by the prescribed due date of June 11, 2007. The Registrant intends to file the Form 10-Q as soon as reasonably practicable.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Walter Bennett	(937)	596-6849
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

The Registrant has not filed its Quarterly Report on Form 10-Q for the period ended January 31, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is estimated that the Registrant’s income before income taxes for the three months ended April 30, 2007 was approximately $53.96 million, as compared to approximately $76.24 million for the corresponding three months ended April 30, 2006, as restated. The Registrant’s net income for the three months ended April 30, 2007 is estimated to be approximately $35.57 million, as compared to approximately $48.67 million for the corresponding three months ended April 30, 2006, as restated.

It is estimated that the Registrant’s income before income taxes for the three months ended January 31, 2007 was approximately $26.24 million, as compared to approximately $47.56 million for the corresponding three months ended January 31, 2006, as restated. The Registrant’s net income for the three months ended January 31, 2007 is estimated to be approximately $18.25 million, as compared to approximately $29.91 million for the corresponding three months ended January 31, 2006, as restated.

The lower estimates for the second and third quarters of fiscal year 2007 result primarily from lower sales volume.

The estimates noted above have not yet been subject to a SAS 100 review by the Registrant’s independent, registered public accounting firm and may be subject to change until the Registrant finalizes its quarterly financial statements.

This report includes “forward looking statements” that involve uncertainties and risks. There can be no assurance that actual results will not differ from the Registrant’s expectations. The estimates noted above have not yet been subject to a SAS 100 review by the Registrant’s independent, registered public accounting firm and may be subject to change until the Registrant finalizes its quarterly financial statements. Other factors which could cause materially different results include, among others, the Registrant’s ability to become current in its filings with the SEC, additional issues that may arise in connection with the findings of the Audit Committee’s investigation and the SEC’s requests for additional information, fuel prices, fuel availability, interest rate increases, increased material costs, the success of new product introductions, the pace of acquisitions, cost structure improvements, competition and general economic conditions and the other risks and uncertainties discussed more fully in the Registrant’s Annual Report on Form 10-K/A for the year ended July 31, 2006, and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registrant’s Form 10-Q/A for the quarter ended October 31, 2006, which are on file with the Securities and Exchange Commission and may be accessed at http://www.sec.gov. The Registrant disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report, except as required under the federal securities laws.

Thor Industries, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 12, 2007	By:	/s/ Walter Bennett

		Name:	Walter Bennett
		Title:	Executive Vice President
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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